SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                             Celebrate Express, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15100A104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Kenneth H. Shubin Stein, MD, CFA                   Stephen Roseman, CFA
    Spencer Capital Management, LLC               Thesis Capital Management, LLC
    1995 Broadway, Suite 1801                       60 E. 42nd St., Suite 1245
       New York, NY 10023                              The Lincoln Building
      Telephone: (212) 586-4190                          New York, NY 10165
                                                      Telephone: (212) 585-0100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

     Michael A. Schwartz, Esq.                       John Olmstead, Esq.
    Willkie Farr & Gallagher LLP               Faust Rabbach & Oppenheim, LLP
         787 Seventh Avenue                    488 Madison Avenue, 10th Floor
      New York, NY 10019-6099                        New York, NY 10022
     Telephone: (212) 728-8000                    Telephone: (212) 751-7700

                                  June 29, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------------    ------------------------------
CUSIP No.  15100A104                              Page 2 of 19 Pages
----------------------------------------------    ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Kenneth H. Shubin Stein, MD, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     1,189,727
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,189,727
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,189,727
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------    ------------------------------
CUSIP No.  15100A104                              Page 3 of 19 Pages
----------------------------------------------    ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     1,189,727
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,189,727
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,189,727
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------    ------------------------------
CUSIP No.  15100A104                              Page 4 of 19 Pages
----------------------------------------------    ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Opportunity Fund, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     708,025
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                708,025
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            708,025
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------    ------------------------------
CUSIP No.  15100A104                              Page 5 of 19 Pages
----------------------------------------------    ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     708,025
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                708,025
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            708,025
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------    ------------------------------
CUSIP No.  15100A104                              Page 6 of 19 Pages
----------------------------------------------    ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Offshore Opportunity Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     481,702
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                481,702
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            481,702
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------    ------------------------------
CUSIP No.  15100A104                              Page 7 of 19 Pages
----------------------------------------------    ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Offshore Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     481,702
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                481,702
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            481,702
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------    ------------------------------
CUSIP No.  15100A104                              Page 8 of 19 Pages
----------------------------------------------    ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen Roseman, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     260,799
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                260,799
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            260,799
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------    ------------------------------
CUSIP No.  15100A104                              Page 9 of 19 Pages
----------------------------------------------    ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thesis Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     260,799
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                260,799
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            260,799
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA, OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------    ------------------------------
CUSIP No.  15100A104                              Page 10 of 19 Pages
----------------------------------------------    ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thesis Capital, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     50,958
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                50,958
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            50,958
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------    ------------------------------
CUSIP No.  15100A104                              Page 11 of 19 Pages
----------------------------------------------    ------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thesis Capital Master Fund Limited
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     209,841
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                209,841
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            209,841
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

Item 1. Security and Issuer

     This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Celebrate Express, Inc., a Washington corporation (the "Company"), to amend the Schedule 13D filed on June 22, 2006 (the "Schedule 13D") as amended by Amendment No. 1 to Schedule 13D filed on June 27, 2006 (the "Amendment No. 1"), and to add Thesis Capital Management, LLC, Thesis Capital, LP, Thesis Capital Master Fund Limited and Stephen Roseman, CFA as filing persons. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated by replacing the entire section with the following:

     (a) The names of the persons filing this Schedule 13D are Kenneth H. Shubin Stein, MD, CFA, an individual ("Dr. Shubin Stein"), Spencer Capital Management, LLC, a Delaware limited liability company ("SCM"), Spencer Capital Opportunity Fund, LP, a Delaware limited partnership ("SCF"), Spencer Capital Partners, LLC, a Delaware limited liability company ("SCP"), Spencer Capital Offshore Opportunity Fund, Ltd., a Cayman Islands exempted company ("SCOF"), Spencer Capital Offshore Partners, LLC, a Delaware limited liability company ("SCOP", and together with Dr. Shubin Stein, SCM, SCF, SCP and SCOP, collectively, the "Spencer Capital Members"), Stephen Roseman, CFA, an individual ("Mr. Roseman"), Thesis Capital Management, LLC, a Delaware limited liability company ("TCM"), Thesis Capital, LP, a Delaware limited partnership ("TC"), and Thesis Capital Master Fund Limited, a Cayman Islands exempted company ("TCMF", and together with Mr. Roseman, TCM, and TC, collectively, the "Thesis Capital Members"). The Spencer Capital Members and Thesis Capital Members may hereinafter be referred to as the "Filers." The agreement among the Filers to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is attached hereto as Exhibit 1.

     (b)-(c) SCM is an investment management firm and is the investment manager of SCF and SCOF (collectively, the "Spencer Funds"). The address of SCM's principal business and principal office is 1995 Broadway, Suite 1801, New York, New York 10023.

     SCF is a Delaware private investment partnership. The address of SCF's principal business and principal office is 1995 Broadway, Suite 1801, New York, New York 10023.

     SCP serves as the general partner of SCF. The address of SCP's principal business and principal office is 1995 Broadway, Suite 1801, New York, New York 10023.

         SCOF is a Cayman Islands exempted company which invests in securities. The address of SCOF's principal business and principal office is c/o Walkers SPV Ltd., P.O. Box 908 GT, Walkers House, Mary Street, George Town, Cayman Islands.

     SCOP serves as the management company of SCOF. The address of SCOP's principal business and principal office is 1995 Broadway, Suite 1801, New York, New York 10023.

     Dr. Shubin Stein is the controlling person of SCM, SCF, SCP, SCOF and SCOP and a portfolio manager for certain investment funds. Dr. Shubin Stein's business address is 1995 Broadway, Suite 1801, New York, New York 10023.

     TCM is an investment management firm and is the investment manager of TC and TCMF (collectively, the "Thesis Funds"). The address of TCM's principal business and principal office is 60 E. 42nd St., Suite 1245, The Lincoln Building, New York, NY 10165.

     TC is a private investment partnership managed by TCM. The address of TC's principal business and principal office is 60 E. 42nd St., Suite 1245, The Lincoln Building, New York, NY 10165.

     TCMF is a Cayman Islands exempted company which invests in securities and is managed by TCM. TCMF's investors include Thesis Capital Domestic, LP, a Delaware limited partnership, and Thesis Capital Offshore Limited, a Cayman Islands exempted company, both managed by TCM. The address of TCMF's principal business and principal offices is c/o Goldman Sachs (Cayman) Trust, 2nd Floor, Harbour Centre, P.O. Box 896 GT, Grand Cayman, Cayman Islands.

     Mr. Roseman is the sole Manager of both TCM and Thesis Capital Advisors, LLC, a Delaware limited liability company which is the general partner of TC. Mr. Roseman's business address is 60 E. 42nd St., Suite 1245, The Lincoln Building, New York, NY 10165.

     (d)-(e) During the last five years, none of the Filers have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Kenneth H. Shubin Stein, MD, CFA is a citizen and resident of the United States. Stephen Roseman, CFA is a citizen of Canada and a resident of the United States. SCM, SCP and TCM are each limited liability companies organized under the laws of the State of Delaware. SCF, SCOP and TC are each limited partnerships organized under the laws of the State of Delaware. SCOF and TCMF are each Cayman Islands exempted companies.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated by deleting the first paragraph of the text thereof and replacing it with the following:

     The Spencer Funds expended $13,370,044.71 in order to purchase the 1,189,727 shares of Common Stock beneficially owned by them. SCF expended approximately $7,953,032.13 to purchase the 708,025 shares of Common Stock beneficially owned by it. SCOF expended approximately $5,412,199.03 to purchase the 481,702 shares of Common Stock beneficially owned by it. Each of the Spencer Funds purchased the Common Stock directly owned by it with its working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

     TC expended $566,074.03 and TCMF expended $2,306,576.93 in order to purchase their respective 50,958 and 209,841 shares of Common Stock that they beneficially own. The Thesis Funds purchased the Common Stock directly owned by them with their working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated by replacing the entire section with the following:

     The Filers acquired the Common Stock beneficially owned by them for investment because they believe that the market price of the Common Stock does not adequately reflect its intrinsic value.

     Although no Filer has any specific plan or proposal to acquire additional shares of Common Stock or to dispose of the Common Stock, each Filer at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock, without consulting any other Group Member. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction involving the Company, the Filers intend to consider and review various factors which may include, but may not be limited to, the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to the Filers' ownership of Common Stock and to the Filers' proposals, more fully described below, the price and availability of shares of Common Stock, other investment and business opportunities available to the Filers, developments with respect to the Filers' business, and general economic, monetary and stock market conditions.

     On June 26, 2006, Dr. Shubin Stein and Mr. Roseman met with the Company to discuss with the Company their respective interests in the Company. At the meeting, Dr. Shubin Stein requested that SCM be given representation on the board of directors of the Company. On June 29, 2006, the Filers agreed that they would jointly propose Dr. Shubin Stein and Mr. Roseman as nominees for appointment or election to the Company's board of directors. The Filers may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations and the strategic alternatives that may be available to the Company. The Filers may discuss ideas that, if effected may result in the transactions specified in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, including but not limited to the acquisition by persons of additional Common Stock of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company.

     Except as described above, none of the Filers have definite plans or proposals which relate to, or could result in, any of the matters referred to in
Item 4 of Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to such matters, but, except to the extent the foregoing may deemed a plan or proposal, they have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the close of business on July 5, 2006: (i) Dr. Shubin Stein was the beneficial owner of the 1,189,727 shares of Common Stock that are held directly by the Spencer Funds, which constitute in the aggregate 15.3% of the outstanding shares of Common Stock; (ii) SCM was the beneficial owner of 1,189,727 shares of Common Stock, which constitute in the aggregate 15.3% of the outstanding shares of Common Stock; (iii) SCF and SCP were the beneficial owners of 708,025 shares of Common Stock, which constitute in the aggregate 9.1% of the outstanding shares of Common Stock; (iv) SCOF and SCOP were the beneficial owners of 481,702 shares of Common Stock, which constitute in the aggregate 6.2% of the outstanding shares of Common Stock; (v) Mr. Roseman may be deemed to be the beneficial owner of 260,799 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 3.4% of the outstanding shares of Common Stock though he disclaims such beneficial ownership; (vi) TCM was the beneficial owner of 260,799 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 3.4% of the outstanding shares of Common Stock; (vii) TC was the beneficial owner of 50,958 shares of Common Stock that it directly owns, which constitute in the aggregate 0.7% of the outstanding shares of Common Stock; and (viii) TCMF was the beneficial owner of 209,841 shares of Common Stock that it directly owns, which constitute in the aggregate 2.7% of the outstanding shares of Common Stock.

     The percentages of the outstanding Common Stock set forth in this Amendment No. 2 were calculated on the basis that 7,759,821 shares of Common Stock were outstanding as of March 31, 2006, as represented by the Company in its Quarterly Report on Form 10-Q filed with the SEC on April 13, 2006.

     (b) Dr. Shubin Stein shares voting and dispositive power over the 1,189,727 shares of Common Stock held directly by the Spencer Funds with SCM, SCF, SCP, SCOF and SCOP. SCM shares voting and dispositive power over 1,189,727 shares of Common Stock with SCF, SCP, SCOF and SCOP. SCF and SCP share voting and dispositive power over 708,025 shares of Common Stock with Dr. Shubin Stein, SCM and each other. SCOF and SCOP share voting and dispositive power over 481,702 shares of Common Stock with Dr. Shubin Stein, SCM and each other.

     Mr. Roseman shares voting and dispositive power over the 260,799 shares of Common Stock held directly by the Thesis Funds with TCM, TC and TCMF. TCM shares voting and dispositive power over the 260,799 shares of Common Stock with Mr. Roseman, TC and TCMF. TC shares voting and dispositive power over 50,958 shares of Common Stock with Mr. Roseman and TCM. TCMF shares voting and dispositive power over 209,841 shares of Common Stock with Mr. Roseman and TCM.

     As a result of their determination to work together as disclosed in Item 4 above, the Spencer Capital Members and Thesis Capital Members may be deemed a "group" under the Exchange Act and, accordingly, each may be deemed to beneficially own the shares of the Common Stock beneficially owned by the others. Each of the Spencer Capital Members disclaims beneficial ownership of the Common Stock held by the Thesis Capital Members and any pecuniary interest therein, and each of the Thesis Capital Members disclaims beneficial ownership of the Common Stock held by each of the Spencer Capital Members and any pecuniary interest therein.

     (c) Transactions in the Common Stock by the Spencer Capital Members effected since the filing of Amendment No, 1 to Schedule 13D are described in
Schedule I hereto, which Schedule is hereby incorporated by reference. Transactions in the Common Stock by the Thesis Capital Members effected during the past 60 days are described in Schedule I hereto, which Schedule is hereby incorporated by reference. All such transactions were effected on the open market.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except as set forth in response to other Items of this Schedule 13D, to the best knowledge of the Filers, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

Exhibit 1 Joint Filing Agreement, dated July 6, 2006, among the Filers relating to the filing of a joint statement on Schedule 13D.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 6, 2006

                                  SPENCER CAPITAL MANAGEMENT, LLC



                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Authorized Signatory




                                  SPENCER CAPITAL OPPORTUNITY FUND, LP

                                  By:  Spencer Capital Partners, LLC,
                                       Its General Partner



                                   By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member




                                  SPENCER CAPITAL PARTNERS, LLC



                                   By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member



               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                  SPENCER CAPITAL OFFSHORE OPPORTUNITY FUND,
                                  LTD.

                                  By:  Spencer Capital Offshore Partners, LLC,
                                       Its Investment Manager



                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member




                                  SPENCER CAPITAL OFFSHORE PARTNERS, LLC



                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:   Kenneth H. Shubin Stein, MD, CFA
                                       Title:  Managing Member




                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Kenneth H. Shubin Stein, MD, CFA




                                  THESIS CAPITAL MANAGEMENT, LLC



                                 By:   /s/ Stephen Roseman, CFA
                                       -----------------------------------------
                                       Name:   Stephen Roseman, CFA
                                       Title:  Manager




               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                  THESIS CAPITAL, LP

                                  By:  Thesis Capital Advisors, LLC,
                                       Its General Partner



                                    By:   /s/ Stephen Roseman, CFA
                                       -----------------------------------------
                                       Name:   Stephen Roseman, CFA
                                       Title:  Manager




                                   THESIS CAPITAL MASTER FUND LIMITED



                                   By:   /s/ Stephen Roseman, CFA
                                       -----------------------------------------
                                       Name:   Stephen Roseman, CFA
                                       Title:  Director




                                   By:  /s/ Stephen Roseman, CFA
                                       -----------------------------------------
                                       Stephen Roseman, CFA



               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                                                      SCHEDULE I

                         Schedule of Transactions by SCM

     Each of the following trades was effected on behalf of the Funds by SCM. Approximately 59.66% of each trade was allocated to SCF. Approximately 40.34% of each trade was allocated to SCOF.



--------------------------- ------------------ --------------------- ----------------------------

Type of Transaction         Date               Number of Shares      Price per Share in $US*
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $11.83
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $11.83
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $11.83
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $11.84
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $12.00
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $12.00
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $12.02
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $12.02
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $12.02
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $12.12
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             300                       $12.13
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $12.13
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $12.13
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $12.13
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             247                       $12.16
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             280                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             800                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             300                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             400                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             300                       $12.17
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $12.19
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $12.19
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $12.19
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                              40                       $12.19
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $12.19
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                              50                       $12.19
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             717                       $12.20
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                           7,100                       $12.21
--------------------------- ------------------ --------------------- ----------------------------


Buy                         6/28/06                             200                       $12.21
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                           6,283                       $12.21
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             200                       $12.22
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                           7,200                       $12.23
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             500                       $12.25
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             500                       $12.25
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             500                       $12.25
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             500                       $12.25
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             500                       $12.25
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                             100                       $12.25
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                              10                       $12.25
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06                          20,000                       $12.17
--------------------------- ------------------ --------------------- ----------------------------

* Excludes brokerage commissions.

                          Transactions by Thesis Funds

     Each of the following trades was effected by the Thesis Funds.


--------------------------- ------------------ --------------------- ----------------------------
Type of Transaction         Date               Number of Shares      Price per Share in $US*

--------------------------- ------------------ --------------------- ----------------------------
Buy                         5/19/06            960                   $13.24
--------------------------- ------------------ --------------------- ----------------------------
Sell                        5/24/06            100                   $13.80
--------------------------- ------------------ --------------------- ----------------------------
Buy                         5/24/06            200                   $13.10
--------------------------- ------------------ --------------------- ----------------------------
Buy                         5/25/06            300                   $13.38
--------------------------- ------------------ --------------------- ----------------------------
Buy                         5/26/06            100                   $13.00
--------------------------- ------------------ --------------------- ----------------------------
Sell                        5/30/06            200                   $12.95
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/05/06            7,100                 $13.01
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/06/06            2,840                 $13.02
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/07/06            1,200                 $13.01
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/08/06            8,800                 $12.97
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/08/06            100                   $12.65
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/09/06            46,248                $10.47
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/09/06            800                   $10.91
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/09/06            2,688                 $10.30
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/09/06            19,712                $10.30
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/09/06            6,352                 $10.47
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/12/06            519                   $10.87
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/12/06            14,430                $10.34
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/12/06            2,181                 $10.87
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/12/06            60,570                $10.34
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/13/06            24,514                $11.48
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/13/06            6,986                 $11.48
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/14/06            16,152                $11.50
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/14/06            3,848                 $11.50
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/14/06            2,367                 $11.48
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/14/06            9,933                 $11.48
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/14/06            423                   $11.50
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/14/06            1,777                 $11.50
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/16/06            577                   $11.50
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/16/06            2,423                 $11.50
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/19/06            885                   $11.26
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/19/06            3,715                 $11.26
--------------------------- ------------------ --------------------- ----------------------------
Sell                        6/27/06            154                   $12.98
--------------------------- ------------------ --------------------- ----------------------------
Sell                        6/27/06            646                   $12.98
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/27/06            443                   $12.32
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/27/06            1,857                 $12.32
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06            135                   $11.68
--------------------------- ------------------ --------------------- ----------------------------
Buy                         6/28/06            565                   $11.68
--------------------------- ------------------ --------------------- ----------------------------